Exhibit 99.5

Execution Copy

SHARE PURCHASE AGREEMENT

between

National Bank of Canada

- and -

Pan Atlantic Bank and Trust Limited

July 16, 2014

-i-

THIS SHARE PURCHASE AGREEMENT is made this 16th day of July, 2014,

BETWEEN:

National Bank of Canada, a bank constituted under the Bank Act (Canada) (the “Purchaser”)

- and -

Pan Atlantic Bank and Trust Limited, a corporation governed by the laws of Barbados (the “Vendor”)

RECITALS:

A.	The Vendor is the registered and beneficial owner of 4.6 million common shares of Seabridge Gold Inc. (the “Purchased Shares”).
B.	The Vendor has agreed to sell and transfer to the Purchaser and the Purchaser has agreed to purchase from the Vendor the Purchased Shares on the terms and conditions set forth in this Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties agree as follows:

Article 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Whenever used in this Agreement the following words and terms have the meanings set out below:

“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the possession, directly or indirectly, of the ability to control, direct or significantly influence the actions, management, business, policies, investment decisions or affairs of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” means this share purchase agreement, including all amendments or restatements, and references to “Article” or “Section” mean the specified Article or Section of this Agreement.

“Business Day” means any day, other than a Saturday or Sunday, on which commercial banks in Toronto, Ontario are open for banking business during normal banking hours.

“Claims” means claims, demands, complaints, grievances, actions, applications, suits, causes of action, Orders, charges, indictments, prosecutions, investigations, information and other similar processes, assessments and reassessments, judgments, debts, liabilities, expenses, costs, damages and losses, contingent or otherwise, whether liquidated or unliquidated, contractual, legal or equitable, including reasonable fees and disbursements of legal counsel on a full indemnity basis, and any proceeding relating to any of the foregoing.

“Closing” means the completion of the sale to and purchase by the Purchaser of the Purchased Shares under this Agreement.

“Closing Date” means July 21, 2014.

“Closing Time” means 9:00 a.m. (Eastern time) on the Closing Date or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place.

“Corporation” means Seabridge Gold Inc., a corporation governed by the federal laws of Canada.

“Encumbrances” means pledges, liens, charges, security interests, prior claims, restrictions, options, priorities or adverse claims or encumbrances of any kind or character whatsoever.

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels and other law, rule or regulation-making organizations or entities (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Laws” means laws (including common law and civil law), statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards and requirements, in each case of any Governmental Authority.

“Notice” has the meaning ascribed thereto in Section 6.2.

“Orders” means orders, injunctions, judgments, decisions, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties and sanctions issued, filed or imposed by any Governmental Authority or arbitrator.

“Parties” means the Purchaser and the Vendor collectively and “Party” means any one of them.

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

“Purchase Price” has the meaning ascribed thereto in Section 2.1.

“Purchased Shares” has the meaning ascribed thereto in Recital A.

“Purchaser” has the meaning ascribed thereto in the preamble.

“Purchaser Indemnified Parties” has the meaning ascribed thereto in Section 5.1.

“Regulation S” has the meaning ascribed thereto in Section 3.1(e).

“Restricted Period” has the meaning ascribed thereto in Section 4.2(b).

“SWAP Transaction Agreements” means the Confirmation and ISDA Master Agreement dated the date hereof entered into between the Purchaser and the Vendor, and attached as Schedule A hereto.

“Tax Act” means the Income Tax Act (Canada).

“Vendor” has the meaning ascribed thereto in the preamble.

“1933 Act” has the meaning ascribed thereto in Section 3.1(e).

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Currency - Unless otherwise expressly specified, all references to money amounts are to lawful currency of Canada.
(b)	Governing Law - This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.
(c)	Headings - Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.
(d)	Including - Where the word “including” or “includes” is used in this Agreement, it means “including or includes without limitation”.
(e)	No Strict Construction - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.
(f)	Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

(g)	Severability - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances. The Parties shall engage in good faith negotiations to replace any provision that is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision that it replaces.
(h)	Statutory references - A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.
(i)	Time - Time is of the essence in the performance of the Parties’ respective obligations.
1.3	Entire Agreement

This Agreement and the SWAP Transaction Agreements and the agreements and other documents required to be delivered pursuant hereto and thereto, constitute the entire agreement between the Parties and set out all the covenants, warranties, representations, conditions and agreements between the Parties in connection with the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no conditions, warranties or representations (including any that may be implied by statute), and there are no covenants, promises, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement or the SWAP Transaction Agreements except as specifically set forth herein or therein and any document required to be delivered pursuant hereto or thereto.

Article 2
PURCHASE AND SALE OF PURCHASED SHARES

2.1	Purchase and Sale

At the Closing Time and subject to the terms hereof, the Vendor shall sell, assign and transfer to the Purchaser and the Purchaser shall purchase the Purchased Shares and the Vendor’s rights, title and interest in the Purchased Shares, free of all Encumbrances, for a purchase price of $39,376,000 (the “Purchase Price”).

2.2	Payment of Purchase Price

At the Closing Time, the Purchaser shall pay, or cause to be paid, to or as directed by the Vendor, the Purchase Price.

2.3	Place of Closing

The Closing shall take place at the Closing Time at the offices of Torys LLP located in Toronto, Ontario, or at such other place as may be agreed upon by the Parties.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Vendor

The Vendor hereby represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the purchase of the Purchased Shares:

(a)	Power and Capacity; Enforceability. The Vendor has the full power and capacity to own the Purchased Shares and to enter into this Agreement and to carry out its obligations hereunder. This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered by a court.
(b)	Tax Matters. The Vendor is a non-resident of Canada for purposes of the Tax Act.
(c)	No Violations.
(i)	Neither the execution and delivery of this Agreement by the Vendor nor the compliance by the Vendor with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) any Law applicable to the Vendor, or (B) any material contract or other instrument or obligation to which the Vendor is a party or to which it, or any of its properties or assets, may be subject or by which the Vendor is bound and which, individually or in the aggregate, would materially adversely affect the Vendor’s ability to perform its obligations under this Agreement.
(ii)	There is no legal impediment to the execution and delivery of this Agreement by the Vendor or the compliance by the Vendor with any of the provisions hereof, and no filing or registration with, or notice to, or authorization, consent, approval or waiver of, any Governmental Authority having jurisdiction over the Vendor or any other Person is required to be made, filed or obtained by the Vendor in connection with the execution, delivery or performance of this Agreement by the Vendor or the compliance by the Vendor with any of the provisions hereof or the sale and delivery of the Purchased Shares to the Purchaser hereunder.

(d)	Litigation. There are no Claims pending, or to the knowledge of the Vendor, threatened to which the Vendor is a party before any Governmental Authority against or affecting any of the Purchased Shares or that could reasonably be expected to materially adversely affect the ability of the Vendor to perform its obligations under this Agreement.
(e)	Residency. The Vendor is not a “U.S. person” as defined in Regulation S (“Regulation S”) of the US Securities Act of 1933 (the “1933 Act”).
(f)	Ownership of Purchased Shares. The Vendor is the sole registered and beneficial owner of the Purchased Shares, with good and marketable title thereto, free and clear of all Encumbrances. There are no agreements to which the Vendor is a party or restrictions applicable to the Vendor which in any way limit or restrict the ability of the Vendor to transfer to the Purchaser of any of the Purchased Shares and there are no voting trusts, pooling agreements, shareholder agreements, voting agreements or other agreements or understandings of the Vendor with respect to the voting of the Purchased Shares or any of them. Upon completion of the transactions contemplated by this Agreement and the payment of the Purchase Price, the Vendor will have transferred to the Purchaser good and marketable legal and beneficial title to the Purchased Shares free of all Encumbrances applicable to the Vendor or its property.
(g)	No Other Agreements to Purchase. No Person other than the Purchaser has any written or oral agreement or option or any right or privilege (whether by Law or contract) capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase or acquisition from the Vendor of any of the Purchased Shares.
(h)	No Directed Selling Efforts. No directed selling efforts were made in the United States by the Corporation, the Vendor, any distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing (other than by the Purchaser, as to which no representation is made) in connection with the sale or purchase of the Purchased Shares.
3.2	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants as to itself to and in favour of the Vendor as follows and acknowledges that the Vendor is relying upon such representations and warranties in connection with the entering into of this Agreement and the sale of the Purchased Shares:

(a)	Organization; Qualification; Corporate Power. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as it is now being conducted.
(b)	Authority Relative to this Agreement. The Purchaser has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Purchaser, and no other proceedings on the part of the Purchaser, including any shareholder approvals, are necessary to authorize the execution and delivery by it of this Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered by a court.

(c)	No Violations.

(i)	Neither the execution and delivery of this Agreement by the Purchaser nor the compliance by the Purchaser with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the articles, by-laws or other constating documents of the Purchaser, (B) any Law applicable to the Purchaser, or (C) any material contract or other instrument or obligation to which the Purchaser is a party or to which it, or any its properties or assets, may be subject or by which the Purchaser is bound and, in respect of clauses (B) and (C) (but not, for clarity, clause (A)), which, individually or in the aggregate, would materially adversely affect the Purchaser’s ability to perform its obligations under this Agreement.
(ii)	There is no legal impediment to the execution and delivery of this Agreement by the Purchaser or the compliance by the Purchaser with any of the provisions hereof, and no filing or registration with, or notice to, or authorization, consent, approval or any waiver of, any Governmental Authority having jurisdiction over the Purchaser or any other Person is required to be made, filed or obtained by the Purchaser in connection with the execution, delivery or performance of this Agreement by the Purchaser or the compliance by the Purchaser with any of the provisions hereof or the purchase of the Purchased Shares by the Purchaser hereunder.
(d)	Litigation. There are no Claims pending, or to the knowledge of the Purchaser, threatened to which the Purchaser is a party in any case at law or in equity before any Governmental Authority that could reasonably be expected to materially adversely affect the ability of the Purchaser to perform its obligations under this Agreement.
(e)	Residency. The Purchaser is not a “U.S. person” as defined in Regulation S and is not located in the United States.

(f)	No Directed Selling Efforts. No directed selling efforts were made in the United States by the Purchaser, any of its respective affiliates, or any person acting on behalf of any of the foregoing in connection with the purchase of the Purchased Shares.

(g)	Resale Restrictions. The Purchaser understands that (a) the Purchased Shares have not been registered under the 1933 Act, and (b) the Purchased Shares may not be offered, resold, pledged or otherwise transferred in the United States or to U.S. persons (as defined in Regulation S) other than distributors unless the Purchased Shares are registered under the 1933 Act or an exemption from the registration requirements of the 1933 Act is available.
3.3	Nature and Survival

The representations and warranties of the Vendor contained in Section 3.1 and the representations and warranties of the Purchaser contained in Section 3.2 shall survive the Closing for a period of two (2) years, with the exception that the representation in Section 3.1(f) shall survive the Closing indefinitely, subject only to any limitations under applicable Laws.

Article 4
COVENANTS

4.1	Vendor’s Deliveries

The Vendor shall deliver or cause to be delivered to the Purchaser at the Closing Time the following documents, each in a form satisfactory to the Purchaser, acting reasonably, and each of which shall be dated as of the Closing Date, if applicable, and shall have been duly authorized, executed and delivered by the Vendor, as applicable:

(a)	the SWAP Transaction Agreements duly executed;
(b)	all such documents, certificates and instruments as the Purchaser may consider necessary or desirable, acting reasonably, to effectively transfer to the Purchaser the Purchased Shares and deliver possession thereof to the Purchaser, free and clear of all Encumbrances.
4.2	Purchaser’s Deliveries and Covenants
(a)	The Purchaser shall deliver or cause to be delivered to the Vendor at the Closing Time the Purchase Price, as directed by the Vendor and the following documents, each in a form satisfactory to the Vendor, acting reasonably, and each of which shall be dated as of the Closing Date, if applicable, and shall have been duly authorized, executed and delivered by the Purchaser, as applicable:
(i)	the SWAP Transaction Agreements duly executed; and
(ii)	all such documents, certificates and instruments as the Vendor may consider necessary or desirable, acting reasonably, to effectively transfer to the Purchaser the Purchased Shares and deliver possession thereof to the Purchaser, free and clear of all Encumbrances.

(b)	The Purchaser further covenants that (i) until 40 days after the closing of the sale of the Purchased Shares (the “Restricted Period”) no sale, pledge or transfer of the Purchased Shares will be made in the United States or to a U.S. person within the meaning of Regulation S or for the account or benefit of a U.S. person and (ii) upon a sale prior to the expiration of the Restricted Period to a distributor, dealer or a person receiving a selling concession, fee or other remuneration in respect of the Purchased Shares, it will require such person to send a confirmation or other notice to such purchaser stating that such purchaser is subject to the same restrictions on offers and sales that apply to the Purchaser.

Article 5
INDEMNIFICATION

5.1	Indemnification by the Vendor

The Vendor shall indemnify and save harmless the Purchaser, its Affiliates, and each of their respective directors, officers, agents, employees and shareholders (collectively referred to as the “Purchaser Indemnified Parties”, and the Parties acknowledge that the Purchaser is acting as trustee and agent for the Purchaser Indemnified Parties not party to this Agreement) from and against all Claims, whether or not arising due to third party Claims, which may be made or brought against the Purchaser Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(a)	any non-fulfillment or breach of any covenant on the part of the Vendor contained in this Agreement; and/or
(b)	any breach of any representation or warranty of the Vendor contained in this Agreement.
5.2	Indemnification by the Purchaser

(i) The Purchaser shall indemnify and save harmless the Vendor from and against all Claims, whether or not arising due to third party Claims, which may be made or brought against the Vendor, or which the Vendor may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(a)	any non-fulfillment or breach of any covenant on the part of the Purchaser contained in this Agreement; and/or
(b)	any breach of any representation or warranty of the Purchaser contained in this Agreement.

(ii) Without limiting anything in subparagraph (i) of this Section 5.2, the Purchaser further warrants that it understands the meaning of the representations and warranties and covenants contained in this Agreement and understands and acknowledges that the Vendor is relying on them in determining that the Purchased Shares are being offered and sold in compliance with Regulation S. The Purchaser represents and warrants that the information contained in this Agreement is true and correct as of the date hereof and agrees to notify immediately the Vendor of any changes in such information. The Purchaser hereby agrees to indemnify and hold harmless the Vendor and each member of the Vendor, and its and their owners, managers, officers, employees and agents from and against any and all losses, damages, expenses, liabilities or reasonable attorneys’ fees due to or arising out of a breach of any representation or warranty or covenant of the Purchaser set forth in this Agreement, including, without limitation, any representation, warranty or covenant relied upon by the Vendor in connection with the sale of the Purchased Shares under Regulation S.

5.3	Exclusive Remedy

The rights of indemnity set forth in this Article 5 are the sole and exclusive remedy of each Party in respect of any misrepresentation, incorrectness in or breach of any representation or warranty, or breach of covenant, by the other Parties under this Agreement, other than with respect to fraud or willful misconduct.

Article 6
GENERAL

6.1	Expenses

Each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

6.2	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)	in the case of a Notice to the Purchaser at:

National Bank of Canada

Attention:	François Bourassa Senior Vice-President, Specialized Transactions and Products, Legal
1155 Metcalfe Street, 1st Floor
Montréal, QC H3B 5G2 Canada

Fax:	(514) 866-0656
E-mail:	francois.bourassa@bnc.ca

with a copy to:

National Bank Financial Group

Attention:	Rene Cayouette Managing Director, Risk Management Solutions 130 King Street West, 4th Floor-Podium Toronto, ON M5X 1J9 Canada
Fax:	(416) 869-8002
E-mail:	rene.cayouette@nbc.ca

(b)	in the case of a Notice to the Vendor at:
Pan Atlantic Bank and Trust Limited

Attention:	Robert Bourque
Fax:	(246) 228-1156
E-mail:	rjbourque@pabt.bb

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 pm. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 pm. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section 6.2.

6.3	Assignment

No Party may assign this Agreement and/or any of the benefits, rights or obligations under this Agreement without the prior written consent of the other Parties.

6.4	Enurement

This Agreement shall enure to the benefit of and is binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

6.5	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

6.6	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

6.7	Counterparts; Electronic Copies

This Agreement may be executed in one or more counterparts, each of which shall constitute an original but all of which, taken together, shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission shall constitute effective execution and delivery of this Agreement and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or other electronic means shall be deemed to be their original signature for all purposes.

[Remainder of page intentionally left blank – Signature page to follow]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

National Bank of Canada

By:	/s/ Louis Cormier
	Name:	LOUIS CORMIER
	Title:	Senior Manager Legal Documentation Financial Markets

By:	/s/ Francois Bourassa
	Name:	Francois Bourassa
	Title:	Senior Manager (Supervisory) Trading and Structured Products

Pan Atlantic Bank and Trust Limited

By:	/s/ Peter A. Weatherhead
	Name:	Peter A. Weatherhead
	Title:	Director

By:	/s/ Gale B. Prescod
	Name:	Gale B. Prescod
	Title:	Director

Schedule A

SWAP Transaction Agreements